SEPTEMBER 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Oasis Real Estate Investments 1, LLC
Form 1-A: Request for Qualification
File No. 024-11790

Dear Ladies and Gentlemen:

Oasis Real Estate Investments 1, LLC (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A effective at 12:00 PM EDT on Thursday, September 15, 2022, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Michael Amir Williams
Michael Amir Williams
Co-Manager of Oasis Real Estate Investment
Management, LLC, the Company’s Manager